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                                                                    EXHIBIT 21.1

                              LIST OF SUBSIDIARIES

Corillian International, Ltd., a company organized under the laws of the United Kingdom

Corillian South Asia Sdn Bhd, a company organized under the laws of Malaysia

Corillian Community Banking Solutions, LLC, an Oregon limited liability company

Corillian Payment Solutions, Inc., a Delaware corporation